3005 Highland Parkway
Downers Grove, IL 60515

February 12, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Dover Corporation has made disclosure pursuant to such provision in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the U.S. Securities and Exchange Commission on February 12, 2016.

Very truly yours,

By: /s/ Ivonne M. Cabrera
Ivonne M. Cabrera
Senior Vice President, General
Counsel & Secretary